Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2022

In accordance with the requirements of the Shanghai Stock Exchange (“SSE”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all its directors guarantee that this announcement does not contain any misrepresentations, misleading statement or material omission, and are legally responsible for the authenticity, accuracy and completeness of the contents of this announcement.

I.	IMPORTANT NOTICE:

(1)

The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

(2)

Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Luo Xinpeng, Chief Accountant and Mr. Liu Qiyi, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

(3)	Whether the first quarterly financial statements were audited

☐ Yes     ☑ No

II.	PRINCIPAL FINANCIAL INFORMATION

(1)	Principal Accounting Information and Financial Indicators

Unit: ¥ Currency: RMB
Items	This reporting period	Same period last year	Increase/decrease from this reporting period compared with the same period of last year (%)

Revenues from operation	4,998,622,697	4,413,764,612	13.25

Net profit attributable to shareholders of listed company	(398,371,025)	(93,372,207)	N/A

Net profit attributable to shareholders of listed company after extraordinary gain or loss	(412,787,538)	(93,683,062)	N/A

Net cash flow from operating activities	(202,546,932)	(250,538,278)	N/A

Basic earnings per share (¥/share)	(0.056)	(0.013)	N/A

Diluted earnings per share (¥/share)	(0.056)	(0.013)	N/A

Weighted average return on net assets (%)	(1.47)	(0.33)	N/A

	At the end of this reporting period	At the end of last year	Increase/decrease at the end of the reporting period compared with the end of last year (%)

Total assets	36,728,169,181	37,403,422,526	(1.81)

Owners’ equity attributable to shareholders of the listed company	26,877,622,904	27,241,949,775	(1.34)

(2)	Extraordinary gain or loss items and amounts

Unit: ¥ Currency: RMB

Items	Amount for the period

Gain or loss on disposal of non-current assets	(415,130)

Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	22,660,749

Other non-operating income and expenses other than aforesaid items	(1,470,645)

Less: Effect of income tax	6,269,096

Effect of minority interests (after tax)	89,365

Total	14,416,513

Note: Extraordinary losses are expressed in negative figures.

(3)	Changes of key accounting items and financial indicators and reasons for changes

☑ Applicable     ☐ Not applicable

Items	Movement (%)	Major Reason

Net profit attributable to shareholders of listed company	N/A	The limited growth of revenues from operation during the reporting period was mainly due to the impact of COVID-19 epidemic, as well as the growth rate of revenues from operation was lower than the growth rate of operating cost.

Net profit attributable to shareholders of listed company after extraordinary gain or loss	N/A	Same as above.

Basic earnings per share	N/A	Same as above.

Diluted earnings per share	N/A	Same as above.

III.	INFORMATION OF SHAREHOLDERS

(1)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders at the end of the reporting period	188,258		Total number of preference shareholders with restored voting rights at the end of the reporting period (if any)			N/A
Shareholdings of the top ten shareholders
Name of shareholder	Nature of shareholder	Number of shares held	Shareholding percentage (%)	Number of shares with selling restrictions held	Share pledged, marked or frozen
					Status of shares	Number
China Railway Guangzhou Group Co., Ltd.	State-owned legal person	2,629,451,300	37.12	—	Nil	—
HKSCC NOMINEES LIMITED (note)	Foreign legal	1,493,112,192	21.08	—	Nil	—
Lin Naigang	Domestic natural person	124,000,000	1.75	—	Nil	—
Hong Zejun	Domestic natural person	100,000,000	1.41	—	Nil	—
Li Wei	Domestic natural person	51,979,601	0.73	—	Nil	—
China Construction Bank Corporation — Huaan State-owned Enterprise Reform Theme Flexible Allocation of Hybrid Securities Investment Fund	Other	43,294,418	0.61	—	Nil	—
Taiyuan Iron and Steel (Group) Co., Ltd.	State-owned legal person	29,729,989	0.42	—	Nil	—
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	Other	27,163,700	0.38	—	Nil	—
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	Other	26,814,300	0.38	—	Nil	—
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	Other	26,436,800	0.37	—	Nil	—

Top ten holders of shares without selling restrictions
Name of shareholder	Number of shares held without selling restrictions	Class and number of shares
		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (note)	1,493,112,192	RMB ordinary shares	75,907,893
		Overseas listed foreign shares	1,417,204,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Hong Zejun	100,000,000	RMB ordinary shares	100,000,000
Li Wei	51,979,601	RMB ordinary shares	51,979,601
China Construction Bank Corporation — Huaan State-owned Enterprise Reform Theme Flexible Allocation of Hybrid Securities Investment Fund	43,294,418	RMB ordinary shares	43,294,418
Taiyuan Iron and Steel (Group) Co., Ltd.	29,729,989	RMB ordinary shares	29,729,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	27,163,700	RMB ordinary shares	27,163,700
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	RMB ordinary shares	26,436,800
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the “Administrative Measures on Acquisitions of Listed Companies (《上市公司收購管理辦法》)”.
Description of the top ten shareholders and top ten shareholders holding shares without selling restrictions participate in margin financing and securities lending and refinancing business (if any)	Li Wei holds a total of 51,979,601 shares of the Company, including 51,978,801 shares held through ordinary securities accounts and 800 shares held through credit securities accounts.

Note:	75,907,893 A shares and 1,417,204,299 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

IV.	OTHER MATTERS THAT NEED TO BE BROUGHT TO THE ATTENTION OF INVESTORS IN RELATION TO THE COMPANY’S OPERATIONS DURING THE REPORTING PERIOD

☐ Applicable     ☑ Not applicable

V.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of Audit Opinion

☐ Applicable     ☑ Not applicable

(2)	Financial Statements

Combined Balance Sheet

31 March, 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	31 March 2022	31 December 2021
Current Asset:
Bank balances and cash	1,237,853,720	1,559,462,301
Trade receivables	4,433,316,947	4,396,173,803
Prepayments	5,266,721	3,949,426
Other receivables	367,606,013	416,525,717
Inventories	275,353,444	271,583,112
Other current assets	56,775,022	87,819,176
Total current assets	6,376,171,867	6,735,513,535
Non-current assets:
Debt Investments	160,000,000	160,000,000
Long-term receivables	20,556,953	20,226,271
Long-term equity investments	230,049,409	225,337,683
Investment in other equity instruments	463,695,717	463,695,717
Fixed assets	23,586,800,383	24,008,179,306
Constructions-in-progress	1,605,133,167	1,588,934,669
Right-of-use assets	1,333,178,771	1,337,240,373
Intangible assets	1,767,959,966	1,781,123,351
Goodwill	281,254,606	281,254,606

Combined Balance Sheet (Continued)

31 March, 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	31 March 2022	31 December 2021
Long-term prepaid expenses	57,723,953	64,140,242
Deferred income tax assets	802,991,366	698,396,364
Other non-current assets	42,653,023	39,380,409
Total non-current assets	30,351,997,314	30,667,908,991
Total assets	36,728,169,181	37,403,422,526
Current liabilities:
Trade payables	5,241,796,988	5,589,418,347
Bill payables	500,000,000	300,000,000
Receipts in advance	595,815	13,115
Contract liabilities	79,851,599	112,441,522
Staff remuneration payable	422,107,715	509,406,312
Tax payable	17,694,630	77,883,113
Other payables	1,415,509,469	1,384,216,163
Other current liabilities	1,544,110	3,540,916
Non-current liabilities due within one year	63,301,887	63,248,985
Total current liabilities	7,742,402,213	8,040,168,473
Non-current liabilities:
Lease liabilities	1,321,981,754	1,320,834,843
Deferred income	767,650,618	781,562,772
Deferred income tax liabilities	55,796,654	56,419,835
Total non-current liabilities	2,145,429,026	2,158,817,450
Total liabilities	9,887,831,239	10,198,985,923

Combined Balance Sheet (Continued)

31 March, 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	31 March 2022	31 December 2021
Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	7,083,537,000	7,083,537,000
Capital reserves	11,572,973,273	11,573,003,266
Other comprehensive income	181,940,940	181,940,940
Appropriative reserves	45,957,934	11,883,787
Surplus reserves	3,084,484,726	3,084,484,726
Retained earnings	4,908,729,031	5,307,100,056
Total equity attributable to owners of the parent (or shareholders’ equity)	26,877,622,904	27,241,949,775
Minority interests	(37,284,962)	(37,513,172)
Total owners’ equity (or shareholders’ equity)	26,840,337,942	27,204,436,603
Total liabilities and owners’ equity (or shareholders’ equity)	36,728,169,181	37,403,422,526

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

Combined Statement of Profit

January to March 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	The first quarter of 2022	The first quarter of 2021
I. Total revenues from operation	4,998,622,697	4,413,764,612
Include: Revenues from operation	4,998,622,697	4,413,764,612
II. Total operating costs	5,526,851,177	4,577,882,895
Include: Operating costs	5,461,895,916	4,498,687,910
Business tax and surcharges	1,590,559	11,096,089
Management expenses	55,199,239	57,805,062
Finance costs	8,165,463	10,293,834
Include: Interest expense	16,945,322	16,875,271
Interest income	9,304,848	6,805,008
Add: Other gains	22,660,749	4,128,123
Gains from investments (loss denoted by “-”)	4,741,718	(565,696)
Include: Gains from investments in associates and joint ventures	4,741,718	(565,696)
Loss from credit impairment (loss denoted by “-”)	—	42,504,173
III. Profit from operation (loss denoted by “-”)	(500,826,013)	(118,051,683)
Add: Non-operating income	3,005,075	3,555,622
Less: Non-operating expenses	4,663,953	2,992,973
IV. Gross profit (gross loss denoted by “-”)	(502,484,891)	(117,489,034)
Less: Income tax expenses	(104,342,076)	(24,424,539)

Combined Statement of Profit (Continued)

January to March 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	The first quarter of 2022	The first quarter of 2021
V. Net profit (net loss denoted by “-”)	(398,142,815)	(93,064,495)
(1) Classification by continuous operations
1. Net profit from continuous operations (net loss denoted by “-”)	(398,142,815)	(93,064,495)
2. Net profit from discontinued operations (net loss denoted by “-”)	—	—
(2) Classification by ownership
1. Net profit attributable to shareholders of the parent (net loss denoted by “-”)	(398,371,025)	(93,372,207)
2. Profit or loss of minority shareholders (net loss denoted by “-”)	228,210	307,712
VI. Net other comprehensive income after tax	—	—
VII. Total comprehensive income	(398,142,815)	(93,064,495)
(1) Total comprehensive income attributable to owners of the parent	(398,371,025)	(93,372,207)
(2) Total comprehensive income attributable to minority shareholders	228,210	307,712
VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	(0.056)	(0.013)
(2) Diluted earnings per share (¥/share)	(0.056)	(0.013)

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

Combined Cash Flow Statement

January to March 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	The first quarter of 2022	The first quarter of 2021
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	2,916,362,577	3,176,340,726
Refunds of taxes received	77,107,449	—
Cash received relating to other operating activities	107,220,876	126,329,817
Sub-total of cash inflows from operating activities	3,100,690,902	3,302,670,543
Cash paid for goods purchased and services accepted	1,226,775,119	1,527,901,836
Cash paid to and on behalf of employees	1,821,891,627	1,769,375,631
Tax paid	75,816,994	103,567,319
Cash paid relating to other operating activities	178,754,094	152,364,035
Sub-total of cash outflows from operating activities	3,303,237,834	3,553,208,821
Net cash flows from operating activities	(202,546,932)	(250,538,278)
II. Cash flows from investing activities:
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	12,639,334	93,802,016
Cash received from gains from investments	12,639,334	93,802,016
Cash paid to construct fixed assets, intangible assets and other long-term assets	115,946,266	197,417,695
Sub-total of cash outflows from investing activities	115,946,266	197,417,695
Net cash flows from investing activities	(103,306,932)	(103,615,679)

Combined Cash Flow Statement (Continued)

January to March 2022

Prepared by: Guangshen Railway Company Limited    Unit: ¥ Currency: RMB Audit type: Unaudited

Items	The first quarter of 2022	The first quarter of 2021
III. Cash flows from financing activities:
Cash paid relating to other financing activities	15,754,717	—
Sub-total of cash outflows from financing activities	15,754,717	—
Net cash flows from financing activities	(15,754,717)	—
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	(321,608,581)	(354,153,957)
Add: Balance of cash and cash equivalents at the beginning of the period	1,719,462,301	1,545,232,043
VI. Balance of cash and cash equivalents at the end of the period	1,397,853,720	1,191,078,086

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

(3)

Relevant Information on the adjustment to the implementation of the financial statements at the beginning of such year for the first time against initial application of the new accounting standards since 2022

☐ Applicable     ☑ Not applicable

The announcement is hereby made.

Board of Directors

Guangshen Railway Company Limited

28 April 2022